SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

JUNO THERAPEUTICS, INC.

(Name of the Issuer)

JUNO THERAPEUTICS, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Classes of Securities)

48205A109

(CUSIP Number of Classes of Securities)

Hans E. Bishop

President and Chief Executive Officer

400 Dexter Avenue North, Suite 1200

Seattle, Washington 98109

(206) 582-1600

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Kenton J. King

Graham Robinson

Amr Razzak

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Palo Alto, California 94301-1908

(650) 470-4500

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$9,412,756,548	$1,171,889.19

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 108,192,604 shares of common stock, $0.0001 par value per share (the “Shares”), of Juno Therapeutics, Inc. (“Juno”), the estimated maximum number of Shares that may be acquired in this tender offer (representing (i) 104,136,136 Shares outstanding (excluding Shares (A) owned by Celgene Corporation (“Celgene”), Blue Magpie Corporation or any other direct or indirect wholly owned subsidiary of Celgene, (B) owned by Juno (including Shares held in treasury) and (C) constituting unvested restricted stock) and (ii) (A) 3,722,230 Shares issuable upon the exercise of outstanding options exercisable prior to March 2, 2018, (B) 269,385 Shares underlying unvested restricted stock units that vest prior to March 2, 2018 and (C) 64,853 Shares of unvested restricted stock that vest prior to March 2, 2018), multiplied by (b) the offer price of $87.00 per Share. The foregoing share figures have been provided by the issuer to the offerors and are as of January 26, 2018, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $124.50 per $1,000,000 of transaction value.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $1,171,889.19	Filing Party:	Celgene Corporation

Form or Registration No.: Schedule TO	Date Filed:	February 2, 2018

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Statement”) is being filed by Juno Therapeutics Inc., a Delaware corporation (“Juno”), the issuer of the common stock that is the subject of the Rule 13e-3 transaction described below, and relates to the offer by Blue Magpie Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Celgene Corporation, a Delaware corporation (“Celgene”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Juno (other than any Shares owned at the commencement of the Offer (as defined below) by (i) Celgene, Purchaser or any other direct or indirect wholly owned subsidiary of Celgene and (ii) Juno (or held in Juno’s treasury)) at a price of  $87.00 per Share, net to the seller in cash, without interest and subject to any withholding of taxes in accordance with the Merger Agreement (as defined below), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 2, 2018 (the “Offer to Purchase”), which is annexed to and filed with this Statement as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with this Statement as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.” The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 21, 2018, by and among Juno, Purchaser and Celgene (the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the merger of Purchaser with and into Juno (the “Merger”) in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”).

The information contained in the combined Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D filed under cover of Schedule TO by Celgene on February 2, 2018, (as amended or supplemented from time to time, the “Schedule TO”), the Offer to Purchase and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Juno with the Securities and Exchange Commission (the “SEC”) on February 2, 2018, a copy of which is attached hereto as Exhibit (a)(2)(A) (as amended or supplemented from time to time, the “Schedule 14D-9”), is incorporated by reference herein and, except as described below, the responses to each item in this Statement are qualified in their entirety by the information contained in the Schedule TO, the Offer to Purchase and the Schedule 14D-9. The cross references identified herein are being supplied pursuant to General Instruction G to Schedule 13E-3 and indicate the location in the Schedule TO and Schedule 14D-9 of the information required to be included in response to the respective Items of this Statement.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information. All information contained in this Statement concerning Purchaser, Celgene or their affiliates has been provided by such person and not by any other person.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a)	Name and Address

The name of the subject company is Juno Therapeutics, Inc., a Delaware corporation. The address of the Juno’s principal executive office is 400 Dexter Avenue North, Suite 1200, Seattle, Washington 98109, and the telephone number at such office is (206) 582-1600.

(b)	Securities

The title of the class of equity securities to which this Statement relates is Juno’s Shares. As of January 26, 2018, there were 115,710,674 Shares.

(c)	Trading Market and Price

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 6. Price Range of Shares; Dividends” is incorporated herein by reference.

(d)	Dividends

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 6. Price Range of Shares; Dividends” and “The Tender Offer—Section 12. Dividends and Distributions” is incorporated herein by reference.

(e)	Prior Public Offerings

In September 2017, Juno completed a follow-on public offering (the “September 2017 Follow-On Public Offering”) whereby Juno sold 7,015,000 Shares (inclusive of 915,000 Shares sold by Juno pursuant to the full exercise of the underwriters’ option to purchase additional shares) at a price to the public of $41.00 per Share. Juno received aggregate net proceeds from the September 2017 Follow-On Public Offering of $272.4 million, after deducting underwriting discounts and commissions and offering expenses payable by Juno.

(f)	Prior Stock Purchases

In April 2016, Juno repurchased 240,381 Shares previously issued to Memorial Sloan Kettering Cancer Center at a price of $41.90 per Share for a total purchase price of $10.07 million.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)	Name and Address

The filing person is the subject company. The name, business address and telephone number of the filing person is set forth under Item 2 above, which information is incorporated herein by reference.

The information set forth in “Annex I—Certain Information Concerning the Directors and Executive Officers of Juno Therapeutics, Inc.” attached hereto is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 9. Certain Information Concerning Purchaser and Celgene” and “Schedule A— Information Concerning Members of the Boards of Directors and the Executive Officers of Celgene and Purchaser” is incorporated herein by reference.

(b)	Business and Background of Entities

The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 9. Certain Information Concerning Purchaser and Celgene” and “Schedule A— Information Concerning Members of the Boards of Directors and the Executive Officers of Celgene and Purchaser” is incorporated herein by reference.

(c)	Business and Background of Natural Persons

The information set forth in “Annex I—Certain Information Concerning the Directors and Executive Officers of Juno Therapeutics, Inc.” attached hereto is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 9. Certain Information Concerning Purchaser and Celgene” and “Schedule A—Information Concerning Members of the Boards of Directors and the Executive Officers of Celgene and Purchaser” is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

(a)	Material Terms

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person—Tender Offer,” “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Celgene and Purchaser and their Affiliates,” “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Juno and its Executive Officers, Directors and Affiliates,” “Item 4. The Solicitation or Recommendation—Background of the Transaction,” “Item 4. The Solicitation or Recommendation—Reasons for Recommendation,” and “Item 8. Additional Information—Golden Parachute Compensation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 1. Terms of the Offer,” “The Tender Offer—Section 2. Acceptance for Payment and Payment for Shares,” “The Tender Offer—Section 3. Procedures for Tendering Shares,” “The Tender Offer—Section 4. Withdrawal Rights” and “The Tender Offer—Section 5. Material United States Federal Income Tax Consequences of the Offer and the Merger” is incorporated herein by reference.

(c)	Different Terms

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Celgene and Purchaser and their Affiliates,” “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Juno and its Executive Officers, Directors and Affiliates,” “Item 6. Interest In Securities of the Subject Company” and “Annex II—Interest In Securities of the Subject Company” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 11. Interests of Certain Juno Executive Officers in the Offer and the Merger” and “The Tender Offer—Section 9. Certain Information Concerning Purchaser and Celgene” is incorporated herein by reference.

(d)	Appraisal Rights

The information set forth in the Schedule 14D-9 under the headings “Item 8. Additional Information—Appraisal Rights” and “Annex III—Section 262 of the General Corporation Law of the State of Delaware” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 8. Appraisal Rights; Rule 13e-3” and “Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders

The filing person has not made any provision in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the filing person.

(f)	Eligibility for Listing or Trading

Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)	Transactions

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation—Background of the Transaction” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background,” “Special Factors—Section 9. Transactions and Arrangements Concerning the Shares and Other Securities of Juno” and “Special Factors—Section 10. Certain Agreements between Celgene and its Affiliates and Juno” is incorporated herein by reference.

(b)—(c)   Significant Corporate Events; Negotiations or Contacts

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation—Background of the Transaction” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background,” “Special Factors—Section 9. Transactions and Arrangements Concerning the Shares and Other Securities of Juno” and “Special Factors—Section 10. Certain Agreements between Celgene and its Affiliates and Juno” is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person—Tender Offer,” “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Celgene and Purchaser and their Affiliates,” “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Juno and its Executive Officers, Directors and Affiliates,” “Item 6. Interests in Securities of the Subject Company” and “Annex II—Interest in Securities of the Subject Company” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background,” “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares and Other Securities of Juno” and “Special Factors—Section 11. Certain Agreements between Celgene and its Affiliates and Juno” is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b)	Use of Securities Acquired

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 2. Purpose of and Reasons for the Offer and the Merger; Plans for Juno after the Offer and the Merger,” “Special Factors—Section 6. Effects of the Offer,” “Special Factors—Section 7. Summary of the Merger Agreement—Conversion of Capital Stock at the Effective Time” and “The Tender Offer—Section. 7. Possible Effects of the Offer; Nasdaq Listing; Exchange Act Registration” is incorporated herein by reference.

(c)(1)—(8)   Plans

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Celgene and Purchaser and their Affiliates,” “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Juno and its Executive Officers, Directors and Affiliates,” “Item 4. The Solicitation or Recommendation—Background of the Transaction,” “Item 4. The Solicitation or Recommendation—Reasons for Recommendation” and “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 2. Purpose of and Reasons for the Offer and the Merger; Plans for Juno after the Offer and the Merger,” “Special Factors—Section 6. Effects of the Offer” and “The Tender Offer—Section 7. Possible Effects of the Offer; Nasdaq Listing; Exchange Act Registration” is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a)	Purposes

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Solicitation/Recommendation,” “Item 4. The Solicitation or Recommendation—Background of the Transaction,” “Item 4. the Solicitation or Recommendation—Reasons for Recommendation” and “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background,” “Special Factors—Section 2. Purpose of and Reasons for the Offer and the Merger; Plans for Juno after the Offer and the Merger” is incorporated herein by reference.

(b)	Alternatives

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Transaction” and “Item 4. The Solicitation or Recommendation—Reasons for Recommendation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background” and “Special Factors—Section 2. Purpose of and Reasons for the Offer and the Merger; Plans for Juno after the Offer and the Merger” is incorporated herein by reference.

(c)	Reasons

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Transaction” and “Item 4. The Solicitation or Recommendation—Reasons for Recommendation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background” and “Special Factors—Section 2. Purpose of and Reasons for the Offer and the Merger; Plans for Juno after the Offer and the Merger” is incorporated herein by reference.

(d)	Effects

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation,” “Item 5. Persons/Assets Retained, Employed, Compensated or Used—Expenses” and “Item 8. Additional Information” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 2. Purpose of and Reasons for the Offer and the Merger; Plans for Juno after the Offer and the Merger,” “Special Factors—Section 6. Effects of the Offer” and “The Tender Offer—Section 7. Possible Effects of the Offer; Nasdaq Listing; Exchange Act Registration” and “The Tender Offer—Section 5. Material United States Federal Income Tax Consequences of the Offer and the Merger.”

ITEM 8.	FAIRNESS OF THE TRANSACTION

(a)	Fairness

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Solicitation/Recommendation,” “Item 4. The Solicitation or Recommendation—Background of the Transaction” and “Item 4. The Solicitation or Recommendation—Reasons for Recommendation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background,” “Special Factors—Section 3. The Recommendation by the Board of Directors of Juno” and “Special Factors—Section 4. Position of Celgene and Purchaser Regarding Fairness of the Offer and the Merger” is incorporated herein by reference.

(b)	Factors Considered in Determining Fairness

The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation—Solicitation/Recommendation,” “Item 4. The Solicitation or Recommendation—Background of the Transaction,” “Item 4. The Solicitation or Recommendation—Reasons for Recommendation,” “Item 4. The Solicitation or Recommendation—Opinion of Morgan Stanley” and “Item 4. The Solicitation or Recommendation—Certain Financial Projections” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background,” “Special Factors—Section 3. The Recommendation by the Board of Directors of Juno,” “Special Factors—Section 4. Position of Celgene and Purchaser Regarding Fairness of the Offer and the Merger,” “Special Factors—Section 5. Opinion of Financial Advisor to Celgene,” “Special Factors—Section 5. Opinion of Financial Advisor to Celgene—Juno Projections Provided by Celgene to J.P. Morgan” and “Schedule D—Opinion of Financial Advisor to Celgene” is incorporated herein by reference.

A copy of the fairness opinion of Morgan Stanley & Co. LLC (“Morgan Stanley”), dated as of January 21, 2018, is filed as Exhibit (c)(1) hereto and is incorporated herein by reference. A copy of the presentation of Morgan Stanley to the Strategic Committee of the Board of Directors of Juno (the “Juno Board”) and to the Juno Board, dated January 21, 2018, is filed as Exhibit (c)(2) hereto and is incorporated herein by reference, and preliminary versions of such presentation made on November 7, 2017, December 20, 2017 and January 2, 2018 are filed as Exhibits (c)(3)–(5), respectively, hereto and are incorporated herein by reference.

(c)	Approval of Security Holders

The information set forth in the Schedule 14D-9 under the heading “Item 8. Additional Information—Vote Required to Approve the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “Special Factors—Section 7. Summary of the Merger Agreement” is incorporated herein by reference.

(d)	Unaffiliated Representative

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Transaction,” “Item 4. The Solicitation or Recommendation—Reasons for Recommendation,” and “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

(e)	Approval of Directors

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Solicitation/Recommendation,” “Item 4. The Solicitation or Recommendation—Background of the Transaction,” “Item 4. The Solicitation or Recommendation—Reasons for Recommendation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 3. The Recommendation by the Board of Directors of Juno” is incorporated herein by reference.

(f)	Other Offers

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Transaction” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “Special Factors—Section 1. Background” is incorporated herein by reference.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)	Report, Opinion or Appraisal

The information set forth in “Annex I—Opinion of Morgan Stanley & Co. LLC” attached to the Schedule 14D-9 and in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Transaction,” “Item 4. The Solicitation or Recommendation—Reasons for Recommendation,” “Item 4. The Solicitation or Recommendation—Opinion of Morgan Stanley,” “Item 4. The Solicitation or Recommendation—Certain Financial Projections” and “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background,” “Special Factors—Section 4. Position of Celgene and Purchaser Regarding Fairness of the Offer and the Merger,” “Special Factors—Section 5. Opinion of Financial Advisor of the Board of Directors of Celgene,” “Special Factors—Section 5. Opinion of Financial Advisor to Celgene—Juno Projections Provided by Celgene to J.P. Morgan,” and “Schedule D—Opinion of Financial Advisor to Celgene” is incorporated herein by reference.

(b)	Preparer and Summary of the Report, Opinion or Appraisal

The information set forth in “Annex I—Opinion of Morgan Stanley & Co. LLC” attached to the Schedule 14D-9 and in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Transaction,” “Item 4. The Solicitation or Recommendation—Reasons for Recommendation,” “Item 4. The Solicitation or Recommendation—Opinion of Morgan Stanley,” “Item 4. The Solicitation or Recommendation—Certain Financial Projections” and “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background,” “Special Factors—Section 4. Position of Celgene and Purchaser Regarding Fairness of the Offer and the Merger,” “Special Factors—Section 5. Opinion of Financial Advisor of the Board of Directors of Celgene,” “Special Factors—Section 5. Opinion of Financial Advisor to Celgene—Juno Projections Provided by Celgene to J.P. Morgan,” and “Schedule D—Opinion of Financial Advisor to Celgene” is incorporated herein by reference.

A copy of the fairness opinion of Morgan Stanley, dated as of January 21, 2018, is filed as Exhibit (c)(1) hereto and is incorporated herein by reference. A copy of the presentation of Morgan Stanley to the Strategic Committee of the Juno Board and to the Juno Board, dated January 21, 2018, is filed as Exhibit (c)(2) hereto and is incorporated herein by reference, and preliminary versions of such presentation made on November 7, 2017, December 20, 2017 and January 2, 2018 are filed as Exhibits (c)(3)—(5), respectively, hereto and are incorporated herein by reference.

(c)	Availability of Documents

The reports, opinions or appraisals referenced in this Item 9 are available for inspection and copying at Juno’s principal executive offices located at 400 Dexter Avenue North, Suite 1200, Seattle, Washington 98109, during regular business hours, by any interested stockholder of Juno or a representative of such interested stockholder who has been so designated in writing by such interested stockholder.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)	Source of Funds

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 10. Source and Amount of Funds” is incorporated herein by reference.

(b)	Conditions

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 10. Source and Amount of Funds” is incorporated herein by reference.

(c)	Expenses

The information set forth in the Schedule 14D-9 under the heading “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “The Tender Offer—14. Fees and Expenses” is incorporated herein by reference.

(d)	Borrowed Funds

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 10. Source and Amount of Funds” is incorporated herein by reference.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)	Securities Ownership

The information set forth in Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Juno and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Transactions and Arrangements Concerning the Shares and Other Securities of Juno” and “Schedule B—Security Ownership and Transactions in the Shares by Celgene, Purchaser and Their Respective Directors and Executive Officers” is incorporated herein by reference.

(b)	Securities Transactions

The information set forth in Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Juno and its Executive Officers, Directors and Affiliates” and “Item 6. Interest in Securities of the Subject Company” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Transactions and Arrangements Concerning the Shares and Other Securities of Juno” and “Schedule B—Security Ownership and Transactions in the Shares by Celgene, Purchaser and Their Respective Directors and Executive Officers” is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION

(d)	Intent to Tender or Vote in a Going-Private Transaction

The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation—Intent to Tender” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “Special Factors—Section 9. Transactions and Arrangements Concerning the Shares and Other Securities of Juno” is incorporated herein by reference.

(e)	Recommendations of Others

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Solicitation/Recommendation” and “Item 4. The Solicitation or Recommendation—Intent to Tender” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “Special Factors—Section 9. Transactions and Arrangements Concerning the Shares and Other Securities of Juno” is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS

(a)	Financial Information

The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation—Certain Financial Projections” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 8. Certain Information Concerning Juno” and “Special Factors—Section 5. Opinion of Financial Advisor to Celgene—Juno Projections Provided by Celgene to J.P. Morgan” is incorporated herein by reference.

The audited financial statements of Juno as of and for the fiscal years ended December 31, 2015 and December 31, 2016 are incorporated herein by reference to Item 8 of Juno’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed with the SEC on March 1, 2017. The unaudited consolidated financial statements of Juno for the nine months ended September 30, 2017 are incorporated herein by reference to Item 1 of Juno’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed with the SEC on November 1, 2017.

(b)	Pro Forma Information

Not applicable.

(c)	Summary Information

The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation—Certain Financial Projections” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 8. Certain Information Concerning Juno” and “Special Factors—Section 5. Opinion of Financial Advisor to Celgene—Juno Projections Provided by Celgene to J.P. Morgan” is incorporated herein by reference.

ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a)	Solicitations or Recommendations

Neither Juno nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations to Juno’s stockholders with respect to the Offer.

The information set forth in the Schedule 14D-9 under the heading “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “The Tender Offer—14. Fees and Expenses” is incorporated herein by reference.

(b)	Employees and Corporate Assets

Neither Celgene nor Purchaser employed or used any officer, employee or corporate assets of Juno in connection with the transaction.

The information set forth in the Schedule 14D-9 under the heading “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “The Tender Offer—14. Fees and Expenses” is incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION

(b)	Other Material Information

The information set forth in the Schedule 14D-9 under the heading “Item 8. Additional Information—Golden Parachute Compensation” is incorporated herein by reference.

ITEM 16.	EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 2, 2018 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement as published in The New York Times on February 2, 2018 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated herein by reference to Schedule 14D-9 filed by Juno Therapeutics, Inc. with the SEC on February 2, 2018).

(a)(2)(B)	Joint Press Release issued by Juno Therapeutics, Inc. and Celgene Corporation, dated January 22, 2018 (incorporated herein by reference to Exhibit 99.A to Schedule 14D-9C filed by Juno Therapeutics, Inc. with the SEC on January 22, 2018).

(a)(2)(C)	E-mail from Hans E. Bishop, President and Chief Executive Officer of Juno Therapeutics, Inc., to Employees (incorporated herein by reference to Exhibit 99.A to Schedule 14D-9C filed by Juno Therapeutics, Inc. with the SEC on January 22, 2018).

(a)(2)(D)	E-mail from Hans E. Bishop, President and Chief Executive Officer of Juno Therapeutics, Inc., to Certain Scientific Founders (incorporated herein by reference to Exhibit 99.B to Schedule 14D-9C filed by Juno Therapeutics, Inc. with the SEC on January 22, 2018).

(a)(2)(E)	Juno Therapeutics, Inc. Statement to the Press (incorporated herein by reference to Exhibit 99.C to Schedule 14D-9C filed by Juno Therapeutics, Inc. with the SEC on January 22, 2018).

(a)(2)(F)	E-mail from Juno Therapeutics, Inc. to Partners, Vendors, and Others (incorporated herein by reference to Exhibit 99.D to Schedule 14D-9C filed by Juno Therapeutics, Inc. with the SEC on January 22, 2018).

(a)(2)(G)	Juno Therapeutics, Inc. Presentation to Employees (incorporated herein by reference to Exhibit 99.A to Schedule 14D-9C filed by Juno Therapeutics, Inc. with the SEC on January 23, 2018).

(a)(2)(H)	E-mail from Robin Andrulevich, SVP, People of Juno Therapeutics, Inc., to Employees (incorporated herein by reference to Exhibit 99.B to Schedule 14D-9C filed by Juno Therapeutics, Inc. with the SEC on January 23, 2018).

(a)(2)(I)	E-mail from Kelly Associates to Temporary Workers and Contractors (incorporated herein by reference to Exhibit 99.C to Schedule 14D-9C filed by Juno Therapeutics, Inc. with the SEC on January 23, 2018).

(a)(2)(J)	E-mail from Laura Cooper, Associate Director, Advocacy of Juno Therapeutics, Inc., to Patient Advocacy Groups (incorporated herein by reference to Exhibit 99.D to Schedule 14D-9C filed by Juno Therapeutics, Inc. with the SEC on January 23, 2018).

(a)(2)(K)	Manager and Recruiter Talking Points (incorporated herein by reference to Exhibit 99.A to Schedule 14D-9C filed by Juno Therapeutics, Inc. with the SEC on January 23, 2018).

(a)(2)(L)	Note from Mark Alles, Chief Executive Officer of Celgene Corporation, to Employees (incorporated herein by reference to Exhibit 99.B to Schedule 14D-9C filed by Juno Therapeutics, Inc. with the SEC on January 23, 2018).

(a)(2)(M)	Presentation by Scott Smith, President and Chief Operating Officer of Celgene Corporation to Employees of Juno Therapeutics, Inc. (incorporated herein by reference to Exhibit 99.A to Schedule 14D-9C filed by Juno Therapeutics, Inc. with the SEC on January 23, 2018).

(a)(2)(N)	E-mail from Zachary Hale, Vice President & Deputy General Counsel of Juno Therapeutics, Inc., to Employees (incorporated herein by reference to Exhibit 99.A to the Schedule 14D-9C filed by Juno Therapeutics, Inc. with the SEC on January 29, 2018).

(a)(2)(O)	Transaction Impact on Equity Grants – Attachment to E-mail from Zachary Hale, Vice President & Deputy General Counsel of Juno Therapeutics, Inc., to Employees (incorporated herein by reference to Exhibit 99.B to the Schedule 14D-9C filed by Juno Therapeutics, Inc. with the SEC on January 29, 2018).

(a)(2)(P)

Letter to Stockholders of Juno Therapeutics, Inc., dated February 2, 2018 (incorporated herein by reference to Exhibit (a)(2)(O) to Schedule 14D-9 filed by Juno Therapeutics, Inc. with the SEC on February 2, 2018).

(b)	Second Amended and Restated Credit Agreement among Celgene, the lender parties named therein, and Citibank, N.A., as administrative agent, dated as of April 17, 2015 (incorporated by reference to Exhibit 10.1 to Celgene’s Current Report on Form 8-K filed on April 20, 2015), as amended by FIRST AMENDMENT thereto dated as of July 29, 2015 (incorporated by reference to Exhibit 10.1 to Celgene’s Quarterly Report on Form 10-Q filed on May 3, 2016), as further amended by AMENDMENT NO. 2 thereto dated as of April 18, 2016 (incorporated by reference to Exhibit 10.2 to Celgene’s Quarterly Report on Form 10-Q filed on May 3, 2016) (incorporated herein by reference to Exhibit (b) to the Schedule TO).

(c)(1)	Opinion of Morgan Stanley & Co. LLC, dated as of January 21, 2018 (incorporated by reference to Annex I attached to the Schedule 14D-9).

(c)(2)	Presentation, dated January 21, 2018, of Morgan Stanley & Co. LLC to the Strategic Committee of the Board of Directors and the Board of Directors of Juno Therapeutics, Inc.

(c)(3)	Presentation, dated November 7, 2017, of Morgan Stanley & Co. LLC to the Strategic Committee of the Board of Directors of Juno Therapeutics, Inc.

(c)(4)	Presentation, dated December 20, 2017, of Morgan Stanley & Co. LLC to the Strategic Committee of the Board of Directors of Juno Therapeutics, Inc.

(c)(5)	Presentation, dated January 2, 2018, of Morgan Stanley & Co. LLC to the Strategic Committee of the Board of Directors of Juno Therapeutics, Inc.

(d)(1)

Annual Report of Juno Therapeutics, Inc. on Form 10-K for the fiscal year ended December 31, 2016 (incorporated by reference to Juno Therapeutics, Inc.’s Annual Report on Form 10-K for fiscal year ended December 31, 2016, filed with the SEC on March 1, 2017).

(d)(2)	Agreement and Plan of Merger, dated January 21, 2018, by and among Juno Therapeutics, Inc., Blue Magpie Corporation, and Celgene Corporation (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Juno Therapeutics, Inc. with the SEC on January 22, 2018).

(d)(3)	Master Research and Collaboration Agreement, dated August 13, 2015, by and among Juno Therapeutics, Inc., Celgene Corporation and Celgene RIVOT Ltd. (incorporated herein by reference to Exhibit 10.12 to the Quarterly Report on Form 10-Q filed by Juno Therapeutics, Inc. with the SEC on August 14, 2015).

(d)(4)	License Agreement, dated April 22, 2016, by and among Juno Therapeutics, Inc., Celgene Corporation and Celgene Switzerland LLC (incorporated herein by reference to Exhibit 10.12 to the Quarterly Report on Form 10-Q filed by Juno Therapeutics, Inc. with the SEC on August 5, 2016).

(d)(5)	Form of tax reimbursement agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Juno Therapeutics, Inc. with the SEC on February 1, 2018).

(d)(6)	Definitive Proxy Statement of Juno Therapeutics, Inc. in respect of its 2017 Annual Meeting of Stockholders (incorporated by reference to Juno Therapeutics, Inc.’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 24, 2017).

(d)(7)	Share Purchase Agreement, dated June 29, 2015, by and among Juno Therapeutics, Celgene Corporation and Celgene RIVOT Ltd. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Juno Therapeutics, Inc. with the SEC on June 29, 2015).

(d)(8)	Stock Purchase Agreement, dated as of December 17, 2015, by and between Celgene RIVOT Ltd. and Celgene Switzerland LLC (incorporated herein by reference to Exhibit 99.6 to Schedule 13D/A filed by Juno Therapeutics, Inc. with the SEC on December 21, 2015).

(d)(9)	Assignment and Joinder Agreement, dated December 17, 2015, by and among Juno Therapeutics, Inc., Celgene RIVOT Ltd., Celgene Corporation and Celgene Switzerland LLC (incorporated herein by reference to Exhibit 99.7 to Schedule 13D filed by Juno Therapeutics, Inc. with the SEC on December 21, 2015).

(d)(10)	Share Purchase Agreement and Omnibus Amendment, dated September 21, 2017, by and among Celgene Corporation, Celgene Switzerland LLC, Celgene RIVOT Ltd. and Juno Therapeutics, Inc. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Juno Therapeutics, Inc. with the SEC on September 22, 2017).

(d)(11)	Voting and Standstill Agreement, dated June 29, 2015, by and among Juno Therapeutics Inc., Celgene Corporation and Celgene RIVOT Ltd. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Juno Therapeutics, Inc. with the SEC on June 29, 2015).

(d)(12)	Registration Rights Agreement, dated June 29, 2015, by and among Celgene Corporation, Celgene RIVOT Ltd. and Juno Therapeutics, Inc. (incorporated herein by reference to Exhibit 10.11 to the Quarterly Report on Form 10-Q filed by Juno Therapeutics, Inc. with the SEC on August 14, 2015).

(d)(13)	Form of Indemnity Agreement by and among Juno Therapeutics, Inc. and its directors and officers (incorporated herein by reference to Exhibit 10.18 to Juno Therapeutics, Inc.’s Registration Statement on Form S-1 (File No. 333-200293) filed with the SEC on November 17, 2014).

(d)(14)	Offer Letter Agreement, dated September 5, 2013, by and between Juno Therapeutics, Inc. and Hans E. Bishop, as amended by the Side Letter Agreement, dated September 16, 2013 (incorporated herein by reference to Exhibit 10.14 to Juno Therapeutics, Inc.’s Registration Statement on Form S-1 (File No. 333-200293), originally filed with the SEC on November 17, 2014).

(d)(15)	Offer Letter Agreement, dated January 1, 2014, by and between Juno and Bernard J. Cassidy (incorporated herein by reference to Exhibit 10.15 of Juno Therapeutics, Inc.’s Registration Statement on Form S-1 (File No. 333-200293), originally filed with the SEC on November 17, 2014).

(d)(16)	Offer Letter Agreement, dated May 27, 2015, by and between Juno and Hyam Levitsky (incorporated herein by reference to Exhibit 10.8 of Juno Therapeutics, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2015).

(d)(17)	Amendment to Offer Letter, dated May 27, 2016, by and between Juno and Hyam Levitsky (incorporated herein by reference to Exhibit 10.4 of Juno Therapeutics, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2016).

(d)(18)	Offer Letter Agreement, dated March 20, 2014, by and between Juno and Steven D. Harr, M.D. (incorporated herein by reference to Exhibit 10.17 of Juno Therapeutics, Inc.’s Registration Statement on Form S-1 (File No. 333-200293), originally filed with the SEC on November 17, 2014).

(d)(19)	Offer Letter Agreement, dated September 28, 2015, by and between Juno Therapeutics, Inc. and Robert Azelby (incorporated herein by reference to Exhibit 10.2 of Juno Therapeutics, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2015).

(d)(20)	Offer Letter Agreement, dated April 13, 2017, by and between Juno and Sunil Agarwal (incorporated herein by reference to Exhibit 10.2 of Juno Therapeutics, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 3, 2017).

(d)(21)	2013 Equity Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.19 to Juno Therapeutics, Inc.’s Registration Statement on Form S-1 (File No. 333-200293), originally filed with the SEC on November 17, 2014).

(d)(22)	2014 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.22 to Juno Therapeutics, Inc.’s Registration Statement on Form S-1 as amended (File No. 333-200293), originally filed with the SEC on December 9, 2014).

(d)(23)	Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.25 to Juno Therapeutics, Inc.’s Registration Statement on Form S-1 (File No. 333-200293), originally filed with the SEC on November 17, 2014).

(d)(24)	Executive Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.28 to Juno Therapeutics, Inc.’s Registration Statement on Form S-1 as amended (File No. 333-200293), originally filed with the SEC on December 9, 2014).

(d)(25)	Change in Control and Severance Plan (incorporated herein by reference to Exhibit 10.40 to Juno Therapeutics, Inc.’s Annual Report on Form 10-K filed with the SEC on February 29, 2016).

(d)(26)	Non-Employee Director Compensation Policy, adopted December 7, 2015 and Restricted Stock Unit Election Form thereunder (incorporated by reference to Exhibit 10.32(B) to Juno Therapeutics, Inc.’s Annual Report on Form 10-K filed with the SEC on February 29, 2016).

(d)(27)	Form of Notice of Grant of Restricted Stock Award Agreement under the 2014 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to Juno Therapeutics, Inc.’s Current Report on Form 8-K filed with the SEC on October 20, 2017).

(d)(28)	Form of Restricted Stock Unit Purchase Agreement under the 2013 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.20 to Juno Therapeutics, Inc.’s Registration Statement on Form S-1 (File No. 333-200293), originally filed with the SEC on November 17, 2014).

(d)(29)	Form of Stock Option Grant Notice and Option Agreement under the 2013 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.21 to Juno Therapeutics, Inc.’s Registration Statement on Form S-1 (File No. 333-200293), originally filed with the SEC on November 17, 2014).

(d)(30)	Form of Restricted Stock Unit Agreement under the 2014 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.23 to Juno Therapeutics, Inc.’s Registration Statement on Form S-1 as amended (File No. 333-200293), originally filed with the SEC on December 9, 2014).

(d)(31)	Form of Restricted Stock Unit Agreement under the 2014 Equity Incentive Plan (with accelerated vesting) (incorporated by reference to Exhibit 10.23(B) to Juno Therapeutics, Inc.’s Annual Report on Form 10-K filed with the SEC on February 29, 2016).

(d)(32)	Form of Restricted Stock Unit Agreement under the 2014 Equity Incentive Plan (director election to take cash fees in equity – RSU deferral) (incorporated by reference to Exhibit 10.3 to Juno Therapeutics, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2016).

(d)(33)	Form of Stock Grant Award Agreement under the 2014 Equity Incentive Plan (director election to take cash fees in equity – no deferral) (incorporated by reference to Exhibit 10.4 to Juno Therapeutics, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2016).

(d)(34)	Form of Restricted Stock Unit Agreement under the 2014 Equity Incentive Plan (with accelerated vesting and automatic sell-to-cover provision) (incorporated herein by reference to Exhibit 10.23(E) to Juno Therapeutics, Inc.’s Annual Report on Form 10-K, filed with the SEC on March 1, 2017).

(d)(35)	Form of Stock Option Grant Notice and Option Agreement under the 2014 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.24 to Juno Therapeutics, Inc.’s Registration Statement on Form S-1 as amended (File No. 333-200293), originally filed with the SEC on December 9, 2014).

(d)(36)	Form of Stock Option Grant Notice and Option Agreement under the 2014 Equity Incentive Plan (with accelerated vesting) (incorporated by reference to Exhibit 10.24(B) to Juno Therapeutics, Inc.’s Annual Report on Form 10-K filed with the SEC on February 29, 2016).

(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex III of the Schedule 14D-9)

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 2, 2018

JUNO THERAPEUTICS, INC.

By:	/s/ Hans E. Bishop
Name:	Hans E. Bishop
Title:	President and Chief Executive Officer

ANNEX I

Certain Information Concerning the Directors and Executive Officers of Juno Therapeutics, Inc.

The information presented in this Annex I sets forth the name, current business address, present principal occupation or employment, and the material occupations, positions, offices, or employment for the past five years of each executive officer of Juno Therapeutics, Inc. (“Juno”) and each member of the board of directors of Juno (the “Board”). None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. Except as disclosed in this Annex I or otherwise in this Schedule 13E-3, none of the listed persons has engaged in any transaction or series of transactions with Juno over the past two years that had an aggregate value that exceeds $60,000. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States of America. The current business address for each person listed in this Annex I is c/o Juno Therapeutics, Inc. 400 Dexter Avenue North, Suite 1200, Seattle, WA 98109 and the telephone number for each person listed below is (206) 582-1600.

Name	Position with Juno
Hans E. Bishop(1)	President, Chief Executive Officer and Director
Steven D. Harr, M.D.	Chief Financial Officer and Head of Corporate Development
Sunil Agarwal, M.D.	President of Research & Development
Robert Azelby	Executive Vice President, Chief Commercial Officer
Bernard J. Cassidy	General Counsel and Secretary
Ann L. Lee, Ph.D.	Executive Vice President of Technical Operations
Howard H. Pien	Chairman of the Board of Directors
Hal V. Barron, M.D.	Director
Thomas O. Daniel, M.D.	Director
Anthony B. Evnin, Ph.D.	Director
Jay T. Flatley	Director
Richard D. Klausner, M.D.	Director
Robert T. Nelsen	Director
Rupert Vessey, BM BCh, DPhil	Director
Mary Agnes Wilderotter	Director

(1)	Hans E. Bishop is a citizen of the United Kingdom.

Hans E. Bishop is one of Juno’s co-founders and has served as Juno’s president and chief executive officer and a member of the Board since September 2013. Mr. Bishop has served on the board of directors of Agilent Technologies, Inc., a publicly-traded laboratory instrument manufacturing company, since July 2017, and previously served as a member of the board of directors of Avanir Pharmaceutics, Inc., a publicly-traded biopharmaceutical company, from May 2012 to January 2015, when Avanir was sold to Otsuka Pharmaceuticals Co., Ltd. From February 2012 until October 2012, Mr. Bishop was the chief operating officer of Photothera Inc., a late-stage medical device company owned by Warburg Pincus, and he continued working with Warburg Pincus as an Executive in Residence until October 2013. Prior to joining Photothera Inc., Mr. Bishop served as executive vice president and chief operating officer at Dendreon Corporation, a publicly-traded biopharmaceutical company, from January 2010 to September 2011. Mr. Bishop has also served as the president of the specialty medicine business at Bayer Healthcare Pharmaceuticals Inc. from December 2006 to January 2010, where he was responsible for a diverse portfolio of neurology, oncology and hematology products. Mr. Bishop was employed by Chiron Corporation, a global biotechnology company, from January 2004 to August 2006, with commercial responsibilities that included service as its senior vice president of global commercial operations until its sale to Novartis Corporation. Mr. Bishop received a B.Sc. in Chemistry from Brunel University in London in 1987.

Steven D. Harr, M.D. has served as Juno’s chief financial officer and head of corporate development since April 2014. Dr. Harr has served on the Cancer Research Endowment Authority Board since June 2016 and currently serves on the board of JW Therapeutics. Dr. Harr was managing director and head of Biotechnology Investment Banking at Morgan Stanley from May 2010 until he joined Juno. Prior to his investment banking role at Morgan Stanley, Dr. Harr was Morgan Stanley’s lead biotech research analyst and co-head of global healthcare research. Dr. Harr serves on the board of directors of Loxo Oncology, Inc. Dr. Harr received a B.A. in Economics from the College of the Holy Cross in 1993 and an M.D. from The Johns Hopkins University School of Medicine in 1998. Dr. Harr was a resident in internal medicine at the University of California, San Francisco from 1998 to 2000.

Sunil Agarwal, M.D. has served as Juno’s president of research and development since April 2017. Prior to joining Juno, Dr. Agarwal was a private equity partner at Sofinnova Ventures, a venture capital firm that focuses largely on life science investments, beginning in August 2016. From July 2014 to August 2016, he was executive vice president and chief medical officer at Ultragenyx Pharmaceutical Inc., clinical-stage biopharmaceutical company focused on the development of products for rare and ultra-rare disease, with a focus on serious, debilitating genetic diseases. From September 2003 to July 2014, Dr. Agarwal worked at Genentech Inc. in various positions of increasing responsibility, most recently as senior vice president, global development head for ophthalmology, metabolism, neuroscience, immunology, and infectious diseases. Dr. Agarwal serves on the board of directors of Calithera Biosciences, Inc. and MyoKardia Inc. Dr. Agarwal received a B.S. in Neurobiology from Cornell University in 1992 and an M.D. from Tufts University School of Medicine in 1996. Dr. Agarwal was a pediatric resident at Children’s National Medical Center from 1996 to 1999.

Robert Azelby has served as Juno’s executive vice president, chief commercial officer since November 2015. Prior to joining Juno, Mr. Azelby was vice president and general manager, oncology at Amgen Inc. from June 2012 to October 2015. Mr. Azelby has served on the board of directors of Cascadian Therapeutics Inc since April 2017. From October 2010 to September 2012, he served as Amgen’s vice president, Amgen Oncology Sales. Prior to that, he served in various positions at Amgen, including periods as vice president, commercial effectiveness unit and general manager of Amgen Netherlands. Mr. Azelby serves on the board of directors of Cascadian Therapeutics, Inc. Mr. Azelby received a B.A. in Economics and Religious Studies from the University of Virginia in 1990 and an M.B.A. from Harvard Business School in 1997.

Bernard J. Cassidy has served as Juno’s general counsel since January 2014. Prior to joining Juno, Mr. Cassidy served in various roles at Tessera Technologies, Inc., a semiconductor packaging company, from November 2008 to July 2013, including as its executive vice president, general counsel and secretary, and as president of Tessera Intellectual Property Corp. He served in various roles at Tumbleweed Communications Corp., a provider of secure messaging and secure file transfer solutions, from May 1999 to September 2008, including as its senior vice president, general counsel and secretary, with responsibility for legal, corporate development, and human resources matters. He practiced law at Wilson Sonsini Goodrich & Rosati, Professional Corporation, from August 1992 to May 1999, and at Skadden, Arps, Slate, Meagher & Flom LLP from September 1989 to July 1992. Mr. Cassidy received a B.A. in Philosophy from the Jesuit House of Studies, Loyola University, New Orleans in 1978, an M.A. in Philosophy from the University of Toronto in 1981, and a J.D. from Harvard Law School in 1988. He also completed the Executive Education Program for Growing Companies at Stanford Graduate School of Business in 2004.

Ann L. Lee, Ph.D. has served as Juno’s executive vice president of technical operations since November 2017. Prior to joining Juno, Dr. Lee held senior leadership positions at Genentech and Roche, including as Genentech’s senior vice president, pharma technical development from April 2009 and Roche’s head of global technical development from January 2010. Prior to Genentech, Dr. Lee spent over 16 years at Merck & Co., Inc., most recently in Merck’s manufacturing division as its vice president, chemical technology and engineering. Dr. Lee has received several awards and distinctions in science and engineering, including recognition as an elected member of the National Academy of Engineering and a new Fellow of the American Academy of Arts and Sciences. Dr. Lee obtained her B.S. in Chemical Engineering from Cornell University and earned her M.S. and M.Phil. in Biochemical Engineering and Ph.D. in Engineering and Applied Sciences from Yale University.

Howard H. Pien has served as a member of the Board since January 2014 and as its chairman since September 2014. Mr. Pien is also the chairman of Indivior PLC, which was a division of the United Kingdom-based consumer goods conglomerate Reckitt Benckiser Group plc that was spun off as a public company in December 2014. He also currently serves as a member of the board of directors of Immunogen, Inc. Mr. Pien previously served as president and chief executive officer and chairman of the board of directors of Medarex, Inc., a biopharmaceutical company, from June 2007 until its acquisition by Bristol-Myers Squibb in September 2009. Mr. Pien served as chief executive officer and chairman of the board of Chiron Corporation, a biotechnology company, from April 2004 until its acquisition by Novartis Corporation in 2006. Mr. Pien has been a director of several other boards, including at ViroPharma, Inc., where he served as its lead independent director from December 2008 to January 2014, Vanda Pharmaceuticals, Inc., Sage Therapeutics, Inc. and Ikaria, Inc. Mr. Pien also previously served as a director of the Biotechnology Industry Association and the Pharmaceutical Research and Manufacturers of America. Mr. Pien received a B.S. from the Massachusetts Institute of Technology in 1979 and an M.B.A. from Carnegie-Mellon University in 1981.

Hal V. Barron, M.D. has served as a member of the Board since September 2014. Since January 1, 2018, Dr. Barron has been chief scientific officer and president, R&D, at GlaxoSmithKline plc, and serves on its board of directors. Prior to joining GlaxoSmithKline plc, Dr. Barron was president of research and development at California Life Sciences LLC (Calico), a private biotechnology company, since November 2013. Previously, he served as executive vice president, head of global product development, and chief medical officer at Hoffmann-La Roche, or Roche, a global health care company, from January 2010 to November 2013. Dr. Barron was executive vice president at Genentech, which became a subsidiary of Roche in March 2009, from June 2009 to November 2013. While at Genentech, Dr. Barron also served as chief medical officer from June 2004 to November 2013, as senior vice president of development from June 2004 to June 2010, and as vice president of medical affairs from June 2002 to June 2004. Dr. Barron previously served as a member of the board of directors of Alexza Pharmaceuticals Inc., a public pharmaceutical company, from December 2007 to May 2013. He received a B.S. in engineering physics from Washington University in 1985 and an M.D. from Yale University in 1989.

Thomas O. Daniel, M.D. has served as a member of the Board since August 2015. Dr. Daniel has been the executive chairman of Vividion Therapeutics, a privately held biotechnology company, since February 2017. He served as Celgene’s chairman of Celgene research from January 2016 until June 2016, and was previously Celgene’s president, research and early development from December 2006 to January 2016 and executive vice president from February 2012 until June 2016. He served as the chief scientific officer and a member of the board of directors at Ambrx Inc., a biotechnology company focused on discovering and developing protein-based therapeutics, from 2003 to 2006. Dr. Daniel previously served as vice president, research at Amgen Inc., where he was research site head of Amgen Washington and therapeutic area head of inflammation. Prior to Amgen’s acquisition of Immunex, Dr. Daniel served as senior vice president of discovery research at Immunex. Dr. Daniel has been a member of the therapeutic advisory board of aTyr Pharma, Inc., was previously a director for Epizyme Corporation, and is currently a director of Zafgen, Inc., Magenta Therapeutics, ImmusanT, and VIR Therapeutics. Dr. Daniel serves as a member of the biomedical science advisory board of Vanderbilt University Medical Center and advises BlackThorn Therapeutics. He is a venture partner at ARCH Venture Partners. A nephrologist and former academic investigator, Dr. Daniel was previously the K.M. Hakim Professor of Medicine and Cell Biology at Vanderbilt University, and Director of the Vanderbilt Center for Vascular Biology. Dr. Daniel received a B.A. from the Southern Methodist University in Texas in 1974 and an M.D. from the University of Texas, Southwestern, in 1978, and completed medical residency at Massachusetts General Hospital.

Anthony B. Evnin, Ph.D. has served as a member of the Board since January 2014. Dr. Evnin is currently a member of the board of directors of AVEO Pharmaceuticals, Inc., Cantel Medical Corp., and Infinity Pharmaceuticals, Inc. as well as Bridge Medicines LLC and Constellation Pharmaceuticals, Inc., both private companies. Since 1975, Dr. Evnin has served as partner of Venrock, a venture capital firm, and has been employed by Venrock since 1974. Dr. Evnin was formerly a director of many other biotechnology companies, including Acceleron Pharma Inc., CymaBay Therapeutics, Celladon Corporation, Coley Pharmaceutical Group, Inc., Icagen, Inc., Pharmos Corp., and Sunesis Pharmaceuticals Incorporated. He serves as a trustee of The Jackson Laboratory, as a member of the boards of overseers and managers of Memorial Sloan Kettering Cancer Center, as a member of the board of directors of the New York Genome Center, as a member of the board of directors of the Albert and Mary Lasker Foundation, as a trustee emeritus of The Rockefeller University, and as a trustee emeritus of Princeton University. Dr. Evnin received an A.B. from Princeton University in 1962 and a Ph.D. in Chemistry from the Massachusetts Institute of Technology in 1966.

Jay T. Flatley has served as a member of the Board since May 2017. Mr. Flatley has served since July 2016 as Executive Chairman of IIlumina, Inc., a global leader in DNA sequencing and array-based technologies, where he has been on the board of directors since October 1999. Mr. Flatley also served as Illumina’s chief executive officer from December 2013 to July 2016 and as IIlumina’s president and chief executive officer from October 1999 through December 2013. Mr. Flatley also serves on the board of directors of Coherent, Inc. and Denali Therapeutics Inc. Mr. Flatley received a B.A. in economics from Claremont McKenna College and a B.S. and M.S. in industrial engineering from Stanford University.

Richard D. Klausner, M.D. has served as a member of the Board since inception in August 2013. From September 2013 to February 2016, Dr. Klausner served first as senior vice president and chief medical officer and later as chief opportunity officer at Illumina Corporation, a publicly-traded biotechnology company. He served as the chairman of the board of directors of Audax Health until February 2014. Previously, he has served as managing partner of the venture capital firm, The Column Group from May 2005 to February 2011. Dr. Klausner was the executive director for global health of the Bill and Melinda Gates Foundation from 2002 to 2005 and was the eleventh director of the National Cancer Institute between 1995 and 2001. Dr. Klausner also served as chief of the cell biology and metabolism branch of the National Institute of Child Health and Human Development as well as a past president of the American Society of Clinical Investigation. Dr. Klausner is the chief strategy advisor for USAID and has served in senior advisory roles to the U.S., Norwegian, Qatari, and Indian governments. He previously chaired the International Advisory Board for Samsung and previously chaired the Strategic Oversight Council of Sanofi. Dr. Klausner received a B.S. in Molecular Biophysics and Biochemistry from Yale University in 1973 and an M.D. from Duke Medical School in 1976.

Robert T. Nelsen is one of Juno’s co-founders and has served as a member of the Board since inception in August 2013. Since 1994, Mr. Nelsen has served as a co-founder and managing director of ARCH Venture Partners, a venture capital firm focused on early-stage technology companies. Mr. Nelsen has played a significant role in the early sourcing, financing and development of more than 30 companies. Mr. Nelsen is a director of Sapphire Energy, Inc., Gossamer Bio, Inc., Arivale, Inc., Denali Therapeutics, Inc., Grail, Inc., and Syros Pharmaceuticals, among other companies, and previously served as a director of Illumina, Inc., Fate Therapeutics, Inc., deCODE Genetics, Ltd., Agios Pharmaceuticals Inc., NeurogesX, Inc., KYTHERA Biopharmaceuticals, Inc., Bellerophon Therapeutics, Inc., Sage Therapeutics, Inc., and Caliper Life Sciences, Inc. Mr. Nelsen also previously served as a trustee of Fred Hutchinson Cancer Research Center. Mr. Nelsen received a B.S. in Economics and Biology from the University of Puget Sound in 1985 and an M.B.A. from the University of Chicago in 1987.

Rupert Vessey, BM BCh, DPhil has served as Celgene’s executive vice president and president, research and early development since January 2016. Dr. Vessey joined Celgene as its senior vice president, translational development in January 2015. Prior to Celgene, Dr. Vessey served in various positions at Merck over a period of ten years, most recently as its senior vice president of early development and discovery sciences. He is an elected Fellow of the Royal College of Physicians. Dr. Vessey graduated from Oxford University with a M.A. in Physiological Sciences, a BM BCh in Clinical Medicine, and a DPhil in Molecular Immunology.

Mary Agnes “Maggie” Wilderotter has served as a member of the Board since November 2014. From April 2015 to April 2016, Mrs. Wilderotter was executive chairman of the board of directors of Frontier Communications Corporation, a public telecommunications company formerly known as Citizens Communications Company. From November 2004 until April 2015, Mrs. Wilderotter was chief executive officer of Frontier and served as chairman of its board of directors since December 2005. Prior to joining Frontier, Mrs. Wilderotter was the senior vice president of the world wide public sector of Microsoft Corp. from November 2003 to November 2004 and the senior vice president of global business strategy of Microsoft from November 2002 to November 2003. From 1997 to 2002, Mrs. Wilderotter served as the president and chief executive officer of Wink Communications, an interactive telecommunications and media company. Mrs. Wilderotter is a member of the board of directors of three other public companies, Costco Wholesale Corporation, Hewlett Packard Enterprise Co., and Cadence Design Systems, Inc. Mrs. Wilderotter previously served as a member of the board of directors of Dreamworks Animation SKG, Procter & Gamble, Xerox Corporation, and Yahoo! Inc. Mrs. Wilderotter received a B.A. in Economics from the College of the Holy Cross in 1977, an Honorary Doctor of Engineering from the Stevens Institute of Technology in 2014, and an Honorary Doctor of Laws from the University of Rochester in 2016.